Exhibit 99.1

ROYAL BANK OF CANADA

Annual and Special Meeting of Common Shareholders

Toronto, Ontario – April 10, 2025 (Hybrid Meeting)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual and special meeting of common shareholders of Royal Bank of Canada (the “bank”) held on April 10, 2025. Full details of these matters are set out in the management proxy circular issued in connection with this meeting, which is available on our website at rbc.com/annualmeetings; the website of our transfer agent, Computershare Trust Company of Canada, at www.envisionreports.com/RBC2025; SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

1.	Election of Directors

Each of the 13 nominees listed in the management proxy circular was elected as a director of the bank.

Nominee	Votes for	% for	Votes withheld	% withheld

Mirko Bibic	708,628,738	98.93%	7,661,141	1.07%

Andrew A. Chisholm	708,871,578	98.96%	7,418,301	1.04%

Jacynthe Côté	706,889,160	98.69%	9,400,719	1.31%

Toos N. Daruvala	707,209,694	98.73%	9,082,025	1.27%

Cynthia Devine	710,134,321	99.14%	6,157,398	0.86%

Roberta L. Jamieson	709,676,375	99.07%	6,643,303	0.93%

David McKay	714,255,770	99.71%	2,063,969	0.29%

Amanda Norton	709,161,751	99.00%	7,129,968	1.00%

Barry Perry	709,607,879	99.07%	6,683,840	0.93%

Maryann Turcke	704,936,170	98.41%	11,355,549	1.59%

Thierry Vandal	696,312,731	97.21%	20,007,108	2.79%

Frank Vettese	709,275,310	99.02%	7,016,470	0.98%

Jeffery Yabuki	708,427,395	98.90%	7,864,386	1.10%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the bank.

Votes for	% for	Votes withheld	% withheld

737,333,238	99.26%	5,525,071	0.74%

3.	Advisory vote on the bank’s approach to executive compensation

Votes for	% for	Votes against	% against

671,553,056	93.77%	44,617,843	6.23%

4.	Ordinary resolution to approve certain amendments to the Bank’s stock option plan, as described in the management proxy circular dated February 11, 2025*

Votes for	% for	Votes against	% against

700,734,819	97.86%	15,324,477	2.14%

5.	Special resolution to approve an amendment to subsection 1.1 of by-law two – Maximum board compensation.

Votes for	% for	Votes against	% against

708,558,237	98.92%	7,769,741	1.08%

6.	Proposal 1: Disclosure of enhanced information on internal pay metrics

Votes for	% for	Votes against	% against	Abstentions**

78,826,453	11.53%	604,786,048	88.47%	32,702,570

7.	Proposal 2: Fighting against forced labour and child labour in loan portfolios

Votes for	% for	Votes against	% against	Abstentions**

180,803,590	25.35%	532,304,095	74.65%	3,211,870

8.	Proposal 3: Advanced generative AI systems and Code of Conduct

Votes for	% for	Votes against	% against	Abstentions**

101,949,009	14.29%	611,331,871	85.71%	3,040,093

9.	Proposal 4: Disclosure of languages mastered by employees

Votes for	% for	Votes against	% against	Abstentions**

7,426,599	1.04%	705,945,618	98.96%	2,948,858

10.	Proposal 5: Advisory vote on environmental policies

Votes for	% for	Votes against	% against	Abstentions**

111,573,464	16.48%	565,514,756	83.52%	39,232,209

11.	Proposal 6: Disclosure of country-by-country tax reporting

Votes for	% for	Votes against	% against	Abstentions**

73,515,921	10.31%	639,241,489	89.69%	3,556,916

12.	Proposal 7: Circular economy

Votes for	% for	Votes against	% against	Abstentions**

95,673,094	13.41%	617,605,245	86.59%	3,038,426

13.	Proposal 8: In-person shareholder meetings

Votes for	% for	Votes against	% against	Abstentions**

342,948,439	48.14%	369,400,689	51.86%	3,967,287

* Represents approval by disinterested shareholders.

**An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.